Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

October 16, 2013

VIA EDGAR CORRESPONDENCE

Vincent J. Di Stefano

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Incapital Unit Trust, Series36

File Nos. 333-190736 and 811-22581

Dear Mr. Di Stefano:

This letter is in response to the comment that you gave during a telephone conversation with our office regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 36 (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2013. The registration statement offers Argus Modern Innovators Portfolio, Series 1 (the “Portfolio”). This letter serves to respond to your comments.

Part A

Principal Investment Strategy – Selection of Portfolio Securities – Portfolio Composition

Comment 1

Please define “major sector” in the second sentence.

Response to Comment 1

The second sentence has been deleted.

Additional Material Revisions

Principal Investment Strategy – Selection of Portfolio Securities

The bracketed last sentence of the first paragraph has been deleted.

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of units of beneficial interest of the Trust, we acknowledge that:

1. The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren________________

Morrison C. Warren